UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May 2005

Commission File Number	0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒    Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-16 May 16, 2005

DESCRIPTION:

Queenstake First Quarter Results and Update on 2005 Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	May 16, 2005	By	“Dorian L. Nicol”“ (signed)
(Signature)

Dorian L. Nicol, President & CEO

N E W S R E L E A S E

News Release 2005-16	May 16, 2005
TSX – QRL; AMEX – QEE – Queenstake Resources Ltd.
SEC file number 0-24096

QUEENSTAKE FIRST QUARTER RESULTS AND UPDATE ON 2005 GUIDANCE

Denver, Colorado – May 16, 2005 – Queenstake Resources Ltd. (TSX:QRL; AMEX:QEE)  (the “Company”)  announces its first quarter operating and financial results.  The Company produced 53,587 ounces of gold during the quarter ending March 31, 2005, compared to 48,632 during the same period in 2004.  The increase in production came both from an increase in tons mined, 280,635 tons compared to 242,498 tons, and in average grade mined, 0.251 ounces gold per ton compared to 0.244 ounces gold per ton in 2004.

Gross revenue increased from the prior year as the Company generated $21.2 million in revenue during the first quarter of 2005 from the sale of 50,580 ounces of gold at an average sales price of $427.  During the same period in 2004, the Company generated $18.0 million in revenue from the sale of 45,735 ounces of gold at an average sales price of $410.

Cost of operations of $20.0 million for the first quarter of 2005 increased from $17.9 million for the same period in 2004.  The increase of 11% in cost of operations is the result of higher gold production, as previously noted, and ore tons mined between the comparative periods. Cash operating costs per ounce during the first quarter of 2005 were approximately 3% favorable from expectations and 4% below cash operating cost per ounce during the same period in 2004.  These cost per ounce reductions are the result of efforts by Queenstake employees to decrease expenditures and improve efficiency.  Cash operating costs on a per-ounce basis for the quarter ending March 31, 2005, at $373 per ounce, demonstrate a progressive improvement over cash operating costs from the first quarter of 2004 at $388 per ounce.

The Company mined 280,635 tons of ore in the first quarter of 2005 with cash operating costs per ton mined of $71 compared to 242,498 tons and $74 per ton mined for the same period in 2004.  The increase of 16% in ore tons mined and 4% decrease in cash operating costs per ore ton mined is representative of the Company’s continuing focus to improve operational efficiencies.

The Company posted a loss of $7.1 million in the 1st quarter of 2005 compared to a net loss of $6.6 million in the same period of the prior year.  The loss is primarily due to $5.2 million in depreciation compared to $3.6 million and corporate general and administrative cost of $2.3 million compared to $0.6 million in 2004. The increased depreciation charges result from an increase in capitalized development expenditures amortized over the existing reserve base.  The increase in general and administrative costs reflect one-time charges for corporate restructuring.  The loss for the first quarter of 2004 also included interest expense and debt financing amortization of $2.6 million.

The Company invested $4.0 million on the Jerritt Canyon Mine during the three months ended March 31, 2005, principally in mine development, equipment rebuilds and underground drilling.

First quarter gold production essentially conformed to the Company’s internal expectations.  Operations at Jerritt Canyon are subject to seasonal fluctuations.  The first quarter results of a year historically represent less than 25% of the year’s gold production.  Improvements in production compared to last year are primarily the result of capital investment made by Queenstake since buying Jerritt Canyon in 2003, principally in underground development.  The Company expects these improvements to continue to be realized both in increased gold production and reduced unit operating costs.

The Company raised CDN$30 million in an equity offering during March 2005.  The net proceeds of the offering are being used to fund Queenstake’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations.

Queenstake completed the 1st quarter of 2005 with $13.0 million in working capital, an improvement of $19.0 million from year-end 2004.

The Company has made significant changes in management during the quarter.  New management, after reviewing mine plans and projections for the remainder of the year, maintains the previously released guidance of about 275,000 ounces of gold production during 2005.  However, the Company prefers to express this as a range of 265,000 to 280,000 ounces of gold to be produced during the year, at cash operating costs per ounce ranging from $300 to $310 per ounce.

Queenstake’s President and Chief Executive Officer, Dorian L. (Dusty) Nicol, said, “Jerritt Canyon is beginning to see the positive effects of Queenstake’s capital investment and operating changes as we continue the transition from the imminent shut-down mode under the previous owners to growth and expansion mode.  We expect continued improvements both in gold production and unit production cost.  Now that we have a 2005 mine plan in which both corporate and mine management have confidence, our next steps in planning will focus on the longer term and will have the objective of balancing cash flow with capital investment and exploration in order to optimize shareholder value derived from Jerritt Canyon.

“As we expect that Jerritt Canyon will generate sufficient production during 2005 to sustain cash-flow positive operations, we are initiating the year’s surface exploration program; underground drilling of course continues year-round.  The Company anticipates an exploration budget of about $6 million this year.  The 2005 exploration program will be a highly focused program divided roughly equally between near-mine exploration for reserve replacement and district-scale exploration seeking to find the next generation of mines.  A major goal of the district-scale program this year will be to expand and upgrade the Starvation Canyon resource.  Finally, no discussion of Jerritt Canyon should neglect mentioning our pride in our extraordinary safety record: we have now exceeded 1.5 million man-hours at Jerritt Canyon without a lost time accident.  This is a tribute to the dedication and professionalism of our site management and employees.”

CONSOLIDATED STATEMENTS OF LOSS

	For the Three Months Ended March 31
(In Thousands of U.S. Dollars, except per share amounts)	2005	2004
	(Unaudited)	(Unaudited)

Gold sales	$21,184	$17,958
Costs and expenses
Operating	19,962	17,847
Depreciation, depletion and amortization	5,161	3,629
Exploration	524	487
General and administrative	2,353	595
	28,000	22,558
Loss from operations	(6,816)	(4,600)

Interest expense	47	2,595
Other (income) expense, net	(54)	(697)
Stock-based compensation	88	42
Foreign exchange loss	182	66
	263	2,006
Net loss	$(7,079)	$(6,606)

Net loss per share - basic and diluted	$(0.02)	$(0.02)

Weighted average number of shares outstanding (000’s) - basic	455,981	364,621

CONSOLIDATED STATEMENTS OF DEFICIT

	For the Three Months Ended March 31
(In Thousands of U.S. Dollars)	2005	2004
	(Unaudited)	(Unaudited)

Deficit, beginning of period - as previously reported	$(63,189)	$(40,623)
restatement for stock-based compensation	—	(440)
Deficit, beginning of period - as restated	(63,189)	(41,063)
Net loss	(7,079)	(6,606)
Deficit, end of period	$(70,268)	$(47,669)

CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	March 31, 2005	December 31, 2004
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$17,419	$6,132
Trade and other receivables	1,818	117
Inventories	5,871	5,084
Marketable securities	20	500
Prepaid expenses	3,388	4,965
Total current assets	28,516	16,798

Restricted cash	26,498	26,379
Mineral property, plant and equipment, net	40,280	42,514
Other assets	1,914	2,240
Total assets	$97,208	$87,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$13,584	$20,580
Other current liabilities	1,884	2,126
Total current liabilities	15,468	22,706

Other long-term obligations	1,060	1,093
Reclamation and mine closure	25,898	25,766
Total liabilities	42,426	49,565

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 510,482,127 (2004 - 410,404,627)	123,554	100,139
Contributed surplus	1,133	1,053
Convertible securities	363	363
Deficit	(70,268)	(63,189)
Total shareholders’ equity	54,782	38,366
Total liabilities and shareholders’ equity	$97,208	$87,931

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.